EXHIBIT 23.1
Consent of Independent Registered Public Accounting Firm
We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of Chicago Bridge & Iron Company N.V. for the registration of common stock and warrants and to the incorporation by reference therein of our reports dated February 24, 2009, with respect to the consolidated financial statements and schedule of Chicago Bridge & Iron Company N.V. and subsidiaries and the effectiveness of internal control over financial reporting of Chicago Bridge & Iron Company N.V. and subsidiaries included in its Annual Report (Form 10-K) for the year ended December 31, 2008, filed with the Securities and Exchange Commission.
/s/ Ernst & Young LLP
Houston, Texas
July 28, 2009